UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GeoMet, Inc.

(Name of Issuer)

Common Stock / Series A Convertible Redeemable Preferred Stock

(Title of Class of Securities)

37250U201 / 37250U300

(CUSIP Number)

12/31/14

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Central Securities Corporation 13-1875970
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨ Not applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER

2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock
8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐ Not applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1% assuming the conversion of 343,994 shares of Series A Convertible Redeemable Pfd. Stock owned by the reporting person (but not the conversion of shares by any other issuer)
12.	TYPE OF REPORTING PERSON (see instructions) IV

13G	Page 2 of 3 Pages

Item 1.

(a)	Name of Issuer GeoMet, Inc.

(b)	Address of Issuer’s Principal Executive Offices 909 Fannin, Suite 3208, Houston, Texas 77010

Item 2.

(a)	Name of Person Filing Central Securities Corporation

(b)	Address of the Principal Office or, if none, residence 630 Fifth Avenue, Suite 820, New York, New York 10111

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock / Series A Convertible Redeemable Preferred Stock

(e)	CUSIP Number 37250U201 / 37250U300

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock

(b)	Percent of class: 6.1% assuming the conversion of 343,994 shares of Series A Convertible Redeemable Pfd. Stock owned by the reporting person (but not the conversion of shares by any other issuer)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock

	(ii)	Shared power to vote or to direct the vote 0 shares.

	(iii)	Sole power to dispose or to direct the disposition of 2,646,108 shares common stock calculated as: 0 shares of common stock plus 2,646,108 shares common stock issuable upon conversion of 343,994 shares Series A Convertible Redeemable Pfd. Stock

	(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G	Page 2 of 3 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/17/15 Date

/s/ Marlene A. Krumholz Signature
Secretary
Title